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                            December 30, 2022

       Gareth Genner
       Chief Executive Officer
       T Stamp Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, Georgia, 30305

                                                        Re: T Stamp Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 16,
2022
                                                            File No. 333-267668

       Dear Gareth Genner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       We have not maintained effective internal controls over financial reporting..., page 19

   1. We note your revised disclosures in your response to prior comment 2 where you state that while you believe
the actions disclosed have remediated the material weaknesses in your internal controls
over financial reporting, such efforts have not been tested or evaluated by your
independent auditor for effectiveness. Please revise to clarify whether management has tested
the effectiveness of any changes to your internal control processes throughout the year.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany30,
December  NameT
              2022Stamp Inc.
December
Page 2    30, 2022 Page 2
FirstName LastName
Capitalization, page 28

2. We note your revised disclosures in response to prior comment 4 where you state that unless the price of your Class A common stock increases to over $1.77 per share, it is unlikely any of the warrants will be exercised. Considering your shares are currently trading at approximately $0.45 per share, and given the unlikelihood of the warrant exercise as you note, explain further why you believe pro forma information assuming such exercise is appropriate or revise to remove. Refer to Article 11-01(a)(8) of
         Regulation S-X.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Key Business Measures, page 31

3. We note from your response to prior comment 5 that for arrangements in which the upcharge fee for web hosting services is separately specified in the customer's contracts, revenue is recognized on a net basis as you have determined that the company is the agent for the outsourced web hosting services. As such, presenting non-GAAP revenue as if revenue is recognized on a gross basis has the effect of changing the recognition and measurement principles required to be applied in accordance with ASC 606 and would therefore be considered an individually tailored revenue recognition measure. Please revise to remove this measure. Refer to Question 100.04 of the non-GAAP C&DIs.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Andrew Stephenson